UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25            ----------------------
                                                                OMB APPROVAL
                           NOTIFICATION OF LATE FILING    ----------------------
                                                          OMB Number:  3235-0058
                                                          Expires:March 31, 2006
                                                          Estimated average
                                                          burden hours
                                                          per response......2.50
                                                          ----------------------
                                                               SEC FILE NUMBER
                                                          ----------------------
                                                                CUSIP NUMBER
                                                          ----------------------

(CHECK ONE):  [x] Form  [ ] 10-K [ ] Form [ ] 20-F [ ] Form 11-K  [ ] Form  10-Q
              [ ] Form  10-D   [ ] Form N-SAR    [ ] Form N-CSR

             For Period Ended: DECEMBER 31, 2005
                               -----------------
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:__________________________

 -------------------------------------------------------------------------------
          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
 -------------------------------------------------------------------------------
 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 -------------------------------------------------------------------------------
                                     PART I
                             REGISTRANT INFORMATION

 QUAKER FABRIC CORPORATION
 -------------------------------------------------------------------------------
 Full Name of Registrant

 -------------------------------------------------------------------------------
 Former Name if Applicable

 941 GRINNELL STREET
 -------------------------------------------------------------------------------
 Address of Principal Executive Office (STREET AND NUMBER)

 FALL RIVER, MASSACHUSETTS  02721
 -------------------------------------------------------------------------------
 City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)
 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on
[x] Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

 State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Please see attached.
(Attach extra Sheets if Needed)

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Paul J. Kelly                   508                646-2251
-------------------------------  --------------------  ---------------------
               (Name)                  (Area Code)       (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                        [x] Yes      [ ] No
--------------------------------------------------------------------------------
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
                                                        [x] Yes      [ ] No


   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------


                            QUAKER FABRIC CORPORATION
                     ----------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 17, 2006                              By /S/ PAUL J. KELLY
                                                      -----------------

                                                      Paul   J.   Kelly,   Vice
                                                      President    and    Chief
                                                      Financial Officer
       ----------------------------------             --------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------               ----------------------------------
                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                      FORM 12B-25
                              NOTIFICATION OF LATE FILING

                                       PART III
                                       NARRATIVE

     Quaker Fabric Corporation (the "Company") is filing this Notification of Late Filing on Form 12b-25 to obtain a 15-day extension, from March 16, 2006 to March 31, 2006, for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 ("Fiscal 2005"), which Form 10-K cannot be filed timely without incurring unreasonable effort and expense.

     In anticipation of not achieving certain financial covenants in its May 18, 2005 senior secured revolving credit and term loan agreement with Bank of America, N.A. and two other lenders (the "2005 Credit Agreement") as of December 31, 2005, the Company entered into an amendment to the 2005 Credit Agreement in February 2006, which amended certain financial covenants. Subsequently, while there has been no payment default, the Company failed to comply with the amended financial covenants in the 2005 Credit Agreement as of the fiscal month ended March 4, 2006.

     The Company anticipates that based on its recent operating results, its independent registered public accounting firm will issue a report on the Company's Fiscal 2005 financial statements that includes an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern. The delivery of audited financial statements to the lenders with qualification or expression of substantial doubt as to the Company's ability to continue as a going concern is an event of default under the 2005 Credit Agreement.

     As a result of the events of default, all of the Company's obligations, liabilities and indebtedness to the lenders under the 2005 Credit Agreement may at any time be declared due and payable in full. The Company is in discussions with its lenders to obtain either a waiver or a forbearance agreement with respect to these defaults. The Company may also pursue additional sources of capital, if necessary. As of March 16, 2006, there were $37.6 million of loans outstanding under the 2005 Credit Agreement, including the remaining $18.0 million term loan component, approximately $4.6 million of letters of credit and unused availability of $3.7 million, net of the $7.5 million availability reserve required.

     The Company is finalizing its accounting disclosures and anticipates that it will be able to complete the preparation of its Fiscal 2005 financial statements and file its Form 10-K once it obtains a waiver or forbearance agreement from its lenders. Completion of these matters requires discussions between the Company and its lenders, which it has not been possible to complete prior to the due date for the Form 10-K, and this delay cannot be eliminated without unreasonable effort or expense. The Company currently expects to file its Form 10-K by March 31, 2006.

                                     PART IV
                                OTHER INFORMATION

     The Company currently anticipates that it will report a net loss of approximately $26.3 million or ($1.56) per basic share for Fiscal 2005; compared to a net loss of $2.0 million or ($0.12) per basic share for the fiscal year ended January 1, 2005. The most significant factor leading to the deterioration in the Company's year-over-year financial performance was a 22.3% decrease in the Company's total revenues, driven by a 25.4% decrease in domestic fabric sales, resulting from the continued strength of imported leather, faux suede and woven fabric products in the U.S. market. The Company's Fiscal 2005 net loss also reflects the effects of an additional asset impairment charge of $1.4 million during the fourth quarter of Fiscal 2005 related to yarn manufacturing equipment idled as a result of the closure of the Company's Somerset, Massachusetts manufacturing facility. The Company evaluated this equipment for impairment in light of its recent agreement to sell the Somerset, Massachusetts manufacturing facility, and based upon this new information, coupled with the facts and circumstance that existed at December 31, 2005, this impairment charge was recorded. This impairment charge was not reflected in the Company's previously announced fourth quarter results. Excluding the asset impairment charge, a $5.4 million write-off of goodwill, restructuring and related charges, as well as a $1.2 million tax credit related to the favorable settlement of a state income tax refund claim recorded in the second quarter, net loss for Fiscal 2005 was $12.6 million or ($0.75) per diluted and basic share.